July 9, 2013

Mr. Ed Bartz

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Zacks Diversified Equity and Corporate Bond Trust, Series 3
(the “Trust”)
(File No.: 333-188083)(CIK 1574956)

Dear Mr. Bartz:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Trust, this letter responds to your comments received via telephone on June 20, 2013 regarding the registration statement on Form S-6/A for Smart Trust, Zacks Diversified Equity and Corporate Bond Trust, Series 3, filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2013. Please find below a response for each of your comments in the order that they were presented.

Comment 1

In the Investment Summary - Description of Portfolio section (page A-3), you requested that the listed number of exchange-traded funds in which the Trust invests be separated from the listed number of issues of equity securities of domestic and foreign companies.

Response 1

The Investment Summary - Description of Portfolio section has been revised in accordance with your request.

Comment 2

The Investment Summary - Strategy of Portfolio Selection section of the prospectus (page A-3) indicates that Zacks Investment Management, Inc. (“Zacks”) will assist in the selection of the securities comprising the Trust’s portfolio. You requested that we provide a supplemental explanation as to why Zacks is not considered an investment adviser to the Trust under the Investment Company Act of 1940 (the “Act”).

Response 2

Historically, the sponsors of unit investment trusts (“UITs”) have been responsible for selecting the portfolios of the UITs and have not been regarded as investment advisers to the UITs under Section 2(a)(20) of the Act. Zacks, as portfolio consultant, will assume Hennion’s duty of selecting the Trust’s portfolio. Based upon the discussion below, Hennion believes that Zacks should also not be considered an investment adviser under the Act.

Section 2(a)(20) of the Act provides, in part, the following:

“Investment adviser” of an investment company means (A) any person who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company, and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A).

As stated above, in order to be an investment adviser to an investment company under the Act, a party must either:

(i) enter into a contract with the investment company to provide advisory services (an “Advisory Contract”), or

(ii) enter into a contract to perform substantially all of duties set forth in the Advisory Contract on behalf of the applicable investment adviser.

With regard to the Trust, Zacks does not satisfy either of those requirements. First, Zacks has not entered into a contract with the Trust to provide advisory services. The portfolio consulting agreement is between Zacks and Hennion, the Trust is not a party. Second, while it is debatable as to whether the Reference Trust Agreement that will be executed by Hennion to establish the Trust is an agreement that satisfies clause A of Section 2(a)(20), the services assumed by Zacks through the portfolio consulting agreement represent a small portion of Hennion’s responsibilities under the Reference Trust Agreement. In addition to determining which securities are deposited in the Trust, the Reference Trust Agreement requires Hennion to, among other things, perform significant bookkeeping and administrative services, be heavily involved in the unit creation and redemption processes and in the trust organization, evaluation, supervision and termination processes. As a result, Zacks will not “regularly perform substantially all of the duties undertaken” by Hennion under the Reference Trust Agreement. Accordingly, despite the fact that Zacks is a federally-registered investment adviser, Hennion believes that Zacks is not an investment adviser of the Trust under the Act.

Comment 3

You requested that disclosure with respect to “emerging markets” be added to the fourth bullet point under the Investment Summary - Principal Risk Considerations (page A-5) section.

Response 3

The requested disclosure has been added to the prospectus.

In addition to making revisions in response to your comments, we have revised the prospectus to reflect certain other minor changes and corrections.

We have been advised that the sponsor proposes to deposit securities and to activate the subject Trust on or about July 18, 2013 or shortly thereafter, depending on market conditions. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the sponsor that the Registration Statement be made effective.

Please feel free to call me at (312) 845-3834 with any questions or comments.

Very truly yours,

Chapman and Cutler LLP

By	/s/ SCOTT R. ANDERSON
Scott R. Anderson

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